Exhibit 99.1
DoubleDown Interactive Reports Third Quarter 2024 Financial Results
SEOUL, KOREA – November 11, 2024 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the third quarter ended September 30, 2024.
Third Quarter 2024 vs. Third Quarter 2023 Summary:
•Revenue increased to $83.0 million in the third quarter of 2024 from $73.0 million in the third quarter of 2023. SuprNation, a European iGaming operator (“SuprNation”) which was acquired by the Company on October 31, 2023, generated revenue of $7.8 million in the third quarter of 2024. Revenue exclusive of the contributions from SuprNation increased 3% to $75.2 million.
•Operating expenses increased to $47.7 million in the third quarter of 2024 from $43.3 million in the third quarter of 2023, primarily due to the third quarter 2024 inclusion of operating expenses related to SuprNation, partially offset by lower sales and marketing and research and development expenses.
•Net income was $25.1 million, or earnings per fully diluted common share of $10.11 ($0.51 per American Depositary Share (“ADS”)), in the third quarter of 2024, as compared to net income of $26.9 million, or earnings per fully diluted common share of $10.87 ($0.54 per ADS), in the third quarter of 2023. The decrease was primarily due to loss on foreign currency translation and higher general and administrative expense which included new expenses for SuprNation, partially offset by higher revenue and lower overall sales and marketing and research and development expenses. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA increased to $36.1 million for the third quarter of 2024 from $29.7 million in the third quarter of 2023. Adjusted EBITDA margin increased to 43.5% in the third quarter of 2024 from 40.7% in the third quarter of 2023.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.30 in the third quarter of 2024 from $1.06 in the third quarter of 2023 and slightly decreased from $1.33 in the second quarter of 2024.
•Average monthly revenue per payer for the social casino/free-to-play games increased to $281 in the third quarter of 2024 from $245 in the third quarter of 2023 and slightly decreased from $288 in the second quarter of 2024.

“The third quarter marked another period of strong performance with consolidated revenue rising 14% to $83 million and Adjusted EBITDA increasing 22% to $36.1 million,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Our third quarter growth includes a 3% year-over-year increase in social casino revenue to $75.2 million, the fourth consecutive quarter of year-over-year growth. The consistent top-line and cash generating performance of our core social casino business highlights our best-in-class ability to monetize our loyal players while maintaining strict discipline with our user acquisition and R&D spend which drives strong profitability and free cash flow. This core operating focus, which we also apply to our SuprNation iGaming business, has resulted in trailing twelve months cash flows from operations of approximately $101 million, including $31.8 million generated in the 2024 third quarter, our third consecutive quarter of more than $30 million.

“Our SuprNation iGaming operations continue to generate higher quarterly revenue compared to the estimated level the business was achieving prior to our acquisition in October 2023. As we gain more experience with operating our first real money casino site, our focus for the business continues to emphasize go-to-market initiatives, including marketing and player-engagement strategies, that are consistent with our commitment to drive profitable revenue growth and positive cash flow contributions.

“Our disciplined approach to user acquisition and R&D spend delivers exceptional quarterly Adjusted EBITDA margins and free cash flow which continues to further solidify our strong balance sheet and financial position. We ended the third quarter with an aggregate net cash position of approximately $335 million, or approximately $6.76 per ADS. With our strong net cash position and consistent strong free cash flow generation we have significant financial flexibility to evaluate organic and M&A focused growth opportunities that can create new value for our shareholders.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue ($ MM)	$83.0	$73.0	$259.4	$225.8
Total operating expenses	47.7	43.3	156.9	143.2
Net income ($ MM)	$25.1	$26.9	$88.8	$75.0
Adjusted EBITDA ($ MM)	$36.1	$29.7	$105.0	$82.8
Net income margin	30.3%	36.9%	34.2%	33.2%
Adjusted EBITDA margin	43.5%	40.7%	40.5%	36.7%

Non-financial performance metrics(1)
Average MAUs (000s)	1,312	1,675	1,393	1,837
Average DAUs (000s)	632	749	665	794
ARPDAU	$1.30	$1.06	$1.30	$1.05
Average monthly revenue per payer	$281	$245	$283	$234
Payer conversion	6.8%	5.9%	6.6%	5.9%
(1)Social casino/free-to-play games only.
Third Quarter 2024 Financial Results
Revenue in the third quarter of 2024, inclusive of the contributions from SuprNation, was $83.0 million, an increase of 14% from $73.0 million in the third quarter of 2023. Revenue exclusive of the contributions from SuprNation increased 3% year over year to $75.2 million, primarily reflecting higher engagement and monetization of the existing player base.
Operating expenses in the third quarter of 2024 increased 10% year over year to $47.7 million. The increase is primarily due to the inclusion of SuprNation expenses in the third quarter of 2024, which were not incurred in the third quarter of 2023 given that SuprNation was acquired in October 2023.
Net income was $25.1 million in the third quarter of 2024, or $10.11 per fully diluted common share ($0.51 per ADS), as compared to net income of $26.9 million, or $10.87 per fully diluted common share ($0.54 per ADS), in the third quarter of 2023. The decrease in net income was primarily due to loss on foreign currency translation and higher general and administrative expenses which included the new expenses for SuprNation, partially offset by increased revenue and lower sales and marketing and research and development expenditures. Each ADS represents 0.05 share of a common share.
Adjusted EBITDA in the third quarter of 2024 increased 22%, or $6.4 million, to $36.1 million, compared to $29.7 million in the third quarter of 2023. Consistent with the increase in net income, the improvement in Adjusted EBITDA primarily reflects higher revenue and lower sales and marketing and research and development expenses, partially offset by higher general and administrative expenses which included the new expenses for SuprNation.
Net cash flows provided by operating activities for the third quarter of 2024 increased to $31.8 million from $28.7 million in the third quarter of 2023. The increase is primarily due to higher operating income.

Conference Call
DoubleDown will hold a conference call today (November 11, 2024) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Third Quarter 2024 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Third Quarter 2024 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-GAAP Financial Measures
In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i) depreciation and amortization; (ii) interest income; (iii) interest expense; (iv) foreign currency transaction/remeasurement (gain) loss; (v) short-term investments (gain) loss; and (vi) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three months ended September 30,		Nine months ended September 30,
(in millions, except percentages)	2024	2023	2024	2023
Net income (loss)	$25.1	$26.9	$88.8	$75.0
Income tax expense (benefit)	8.8	7.8	26.2	22.1
Income (loss) before tax	33.9	34.7	114.9	97.1

Adjustments for:
Depreciation and amortization	0.8	0.1	2.5	0.2
Interest income	(4.0)	(3.1)	(11.3)	(10.5)
Interest expense	0.5	0.4	1.3	1.3
Foreign currency transaction/remeasurement (gain) loss	4.9	(2.3)	(2.3)	(5.4)
Short-term investments (gain) loss	—	—	—	0.1
Other (income) expense, net	—	(0.1)	(0.2)	—
Adjusted EBITDA	$36.1	$29.7	$105.0	$82.8
Adjusted EBITDA margin	43.5%	40.7%	40.5%	36.7%
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni or Richard Land
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars, except share and per share amounts)

	September 30,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$292,651	$206,911
Short-term investments	80,000	67,756
Accounts receivable, net	33,376	32,517
Prepaid expenses, and other assets	9,895	8,570
Total current assets	$415,922	$315,754
Property and equipment, net	583	444
Operating lease right-of-use assets, net	4,450	7,130
Intangible assets, net	49,377	51,571
Goodwill	396,887	396,704
Deferred tax asset	10,936	28,934
Other non-current assets	1,694	2,807
Total assets	$879,849	$803,344
Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses(1)	$13,203	$13,293
Short-term operating lease liabilities(2)	917	3,157
Income taxes payable	240	112
Contract liabilities	1,482	2,520
Current portion of borrowings with related party(3)	—	38,778
Other current liabilities(4)	3,728	10,645
Total current liabilities	$19,570	$68,505
Long-term borrowings with related party(5)	37,890	—
Long-term operating lease liabilities(6)	3,753	4,420
Deferred tax liabilities, net	360	848
Other non-current liabilities(7)	2,668	1,681
Total liabilities	$64,241	$75,454
Shareholders’ equity
Common stock, KRW 10,000 par value—200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	19,253	19,982
Retained earnings	415,800	327,273
Total shareholders’ equity attributable to shareholders of DoubleDown Interactive Co. Ltd.	$815,531	$727,733
Equity attributable to noncontrolling interests	77	157
Total equity	$815,608	$727,890
Total liabilities and shareholders’ equity	$879,849	$803,344
(1)Includes related party royalty and other payables of $1,503 and $1,618 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(2)Includes related party operating lease liability of $719 and $1,298 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(3)Includes related party notes payable of $0 and $38,778 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(4)Includes related party interest payable of $0 and $9,501 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(5)Includes related party notes payable of $37,890 and $0 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(6)Includes related party operating lease liability of $1,959 and $4,414 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).
(7)Includes related party interest payable of $605 and $0 at September 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2024).

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Income and Comprehensive Income
(Unaudited, in thousands except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$82,981	$72,983	$259,360	$225,766
Operating expenses:
Cost of revenue(1)(2)	24,760	23,658	78,953	74,282
Sales and marketing(1)	8,864	10,585	34,731	39,733
Research and development(1)	2,537	4,361	8,984	14,473
General and administrative(1)(3)	10,747	4,644	31,725	14,526
Depreciation and amortization	834	55	2,480	158
Total operating expenses	47,742	43,303	156,873	143,172
Operating income	$35,239	$29,680	$102,487	$82,594
Other income (expense):
Interest expense(4)	(457)	(443)	(1,292)	(1,341)
Interest income	4,045	3,132	11,305	10,511
Gain (loss) on foreign currency transactions	(341)	1,177	3,772	3,907
Gain (loss) on foreign currency remeasurement	(4,582)	1,096	(1,520)	1,484
Gain (loss) on short-term investments	(7)	(7)	(20)	(76)
Other, net	40	91	198	(4)
Total other income (expense), net	$(1,302)	$5,046	$12,443	$14,481
Income before income tax	$33,937	$34,726	$114,930	$97,075
Income tax (expense)	(8,794)	(7,796)	(26,161)	(22,116)
Net income	$25,143	$26,930	$88,769	$74,959
Less: Net income attributable to noncontrolling interests	101	—	242	—
Net income attributable to DoubleDown Interactive Co., Ltd.	$25,042	$26,930	$88,527	$74,959
Other comprehensive income (expense):
Pension adjustments, net of tax	102	(48)	208	(156)
Gain (loss) on foreign currency translation	4,165	(1,821)	(1,000)	(3,168)
Other comprehensive income (expense)	$4,267	$(1,870)	$(792)	$(3,325)
Comprehensive income	$29,410	$25,061	$87,977	$71,635
Less: Comprehensive income attributable to noncontrolling interests	101	—	179	—
Comprehensive income attributable to DoubleDown Interactive Co., Ltd.	$29,309	$25,061	$87,798	$71,635
Earnings per share:
Basic	$10.11	$10.87	$35.73	$30.25
Diluted	$10.11	$10.87	$35.73	$30.25
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672
(1)Excluding depreciation and amortization.
(2)Includes related party royalty expense of $564 and $513 for the three months ended September 30, 2024 and 2023, respectively, and $1,805 and $1,963 for the nine months ended September 30, 2024 and 2023, respectively (See Note
12 to the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2024).
(3)Includes related party rent and general and administrative expense of $1,616 and $349 for the three months ended September 30, 2024 and 2023, respectively, and $4,593 and $1,108 for the nine months ended September 30, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2024).
(4)Includes related party interest expense of $425 and $442 for the three months ended September 30, 2024 and 2023, respectively, and $1,268 and $1,323 for the nine months ended September 30, 2024 and 2023 (See Note 12 to the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2024).

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Nine months ended September 30,
	2024	2023
Cash flow from (used in) operating activities:
Net income	$88,769	$74,959
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,480	158
(Gain)/Loss on foreign currency remeasurement	1,520	(1,484)
Loss on short-term investments	20	76
Deferred taxes	17,200	21,110
Working capital adjustments:
Accounts receivable	(948)	(6,847)
Prepaid expenses, other current and non-current assets	520	1,090
Accounts payable, accrued expenses and other payables	(588)	(3,381)
Contract liabilities	(1,039)	(382)
Income tax payable	(1,713)	15
Loss contingency	—	(95,250)
Other current and non-current liabilities	(5,093)	1,055
Net cash flows from (used in) operating activities	$101,128	$(8,881)
Cash flow from (used in) investing activities:
Purchases of intangible assets	(5)	—
Purchases of property and equipment	(291)	(173)
Issuance of note receivable	—	(1,086)
Proceeds from disposal of property and equipment	2	—
Purchases of short-term investments	(81,659)	(47,465)
Sales of short-term investments	66,795	75,633
Net cash flows from (used in) investing activities	$(15,158)	$26,909
Cash flow from (used in) financing activities:
Dividends distributed to noncontrolling interests	(320)	—
Net cash flows from (used in) financing activities:	$(320)	$—
Net foreign exchange difference on cash and cash equivalents	90	(1,444)
Net increase in cash and cash equivalents	$85,740	$16,584
Cash and cash equivalents at beginning of period	$206,911	$217,352
Cash and cash equivalents at end of period	$292,651	$233,936
Cash paid during year for:
Interest	$9,977	—
Income taxes	$10,211	$20